

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 7, 2021

Edgard Maroun
Chief Executive Officer
Anghami Inc
16th Floor, Al-Khatem Tower, WeWork Hub71
Abu Dhabi Global Market Square
Al Maryah Island, Abu Dhabi

> **Re: Anghami Inc.**
> **Amendment No. 2 to Registration Statement filed on Form F-4**
> **Filed November 23, 2021**
> **Amendment No. 3 to Registration Statement filed on Form F-4**
> **Filed December 3, 2021**
> **File No. 333-260234**

Dear Mr. Maroun:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 12, 2021 letter.

Amendment No.2 to the Registration Statement filed on Form F-4

The Business Combination
Certain Unaudited Prospective Financial Information of Anghami, page 112

1. We note your revised disclosure in response to prior comment 2. Please revise to clarify how you determined the specific customer acquisition costs used in your projections through 2025. In addition to describing the factors you considered, describe how the specific quantitative amounts were determined.

2.   Your response to prior comment 3 indicates that your forecasted churn rates and conversion rates are based on increased marketing spending and original content. Please revise your disclosure to clarify more specifically how you determined these rates. That is, how you determined that the expected increases in marketing and original content will result in the specific churn rates and conversion rates that you assume in your projections.

Amendment No. 3 to Registration Statement on Form F-4

Item 21. Exhibits and Financial Statement Schedules
Exhibit 8.1, page II-1

3.   We note that in your opinion you "express no opinion" as to whether the Merger qualifies as a reorganization within the meaning of Section 368(a) of the Code or as to whether gain will be recognized by U.S. Holders of Pubco Securities under Section 367(a) of the Code. Such a carve-out is not appropriate. Please revise to opine on the material federal tax consequences to investors of the Merger. If there is significant doubt about the tax consequences, counsel may issue a "should" or "more likely than not" opinion to make clear that the opinion is subject to a degree of uncertainty. For guidance, refer to Sections III.B.2, III.C.2, and III.C4 of Staff Legal Bulletin No. 19 (Oct. 14, 2011).

        You may contact Laura Veator, Senior Staff Accountant, at (202) 551-3716 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Technology

cc: Blake Redwine